Exhibit 99.1

Neptune Reports Fiscal 2020 Second Quarter Results

Revenues increase 49% sequentially over Q1 results
Increasing focus on U.S. B2C strategy supported by the IFF partnership

LAVAL, QC, Nov. 11, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the three-month period ended September 30, 2019. All amounts are in thousands of Canadian dollars except specified otherwise.

Second Quarter Financial and Corporate Highlights:

  Total revenues for the three-month period ended September 30, 2019 amounted to $6,512, representing an increase of $2,151 or 49% over the first quarter ended June 30, 2019 and a decrease of $559 or 8% compared to $7,071 for the three-month period ended September 30, 2018.
  Revenues from the Cannabis segment reached $1,220, an increase of $1,182 sequentially from the three-month period ended June 30, 2019. Neptune started the commercial operations of its Cannabis segment in March 2019 and hence had no revenues in the prior year period ended September 30, 2018.
  Revenues from the Nutraceutical segment for the three-month period ended September 30, 2019 amounted to $5,149, representing an increase of 20% sequentially, over the first quarter ended June 30, 2019 and a decrease of $1,922 or 27% compared to $7,071 for the three-month period ended September 30, 2018. The decrease in revenues was attributable to timing of orders of our nutrition business.
  Net loss for the three-month period ended September 30, 2019 amounted to $20,775 compared to $3,050 for the three-month period ended September 30, 2018, an increase of $17,725. The increase is mainly attributable to an increase in stock-based compensation expense, depreciation and amortization and to accretion expense on contingent consideration combined with a lower Adjusted EBITDA1.
  Adjusted EBITDA1 decreased by $3,353 for the three-month period ended September 30, 2019 to ($4,581) compared to the three-month period ended September 30, 2018. The decrease in Adjusted EBITDA1 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits at the corporate level.
  On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18.1 million), a combination of $15.8 million (US$12 million) in cash and 7.9 million (US$6.1 million) or 1,587,301 in common shares.
  On August 14, 2019, Neptune announced the creation of Neptune Ventures, a strategic investment arm and technology incubator which is expected to stimulate innovation and partnerships in the cannabis and wellness industries.
  On August 22, 2019, Neptune announced the addition of two new members to its team to support the company's rapid growth. Neptune appointed Stephen Lijoi, as Vice-President Operations and José Dominguez as Cannabis Sommelier and Formulation Specialist.
  In August 2019, Neptune appointed Mr. Philippe Trudeau to its Board of Directors. Mr. Trudeau is a visionary leader with extensive experience in consumer goods. Mr. Trudeau spent 25 years at Trudeau Corporation, a consumer products company marketed in more than 70 countries, where he held many key positions including president from 2010 to 2018.

Subsequent to Quarter-end

  On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC ("American Media") which will provide US$12 million in advertising and creative services to Neptune to support the marketing and commercialization of Neptune's consumer-facing brands in the U.S. Neptune will issue 3,000,000 warrants to AMI, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date.
  On October 17, 2019, Neptune announced that it entered into an agreement to provide extraction services to a large U.S.-based farming services operation. Under the contract terms, Neptune will receive hemp biomass to be processed and transformed into crude oil extracts. The 2-year agreement could reach a total value in excess of US$20 million.
  On October 17, 2019, the Corporation announced the appointment of Brett DuBose as Vice-President of Sales for the U.S. Region. Brett has more than 20 years of sales experience, most recently with Lonza Consumer Health and Nutrition where he was Associate Director Sales, for the Eastern U.S and Canada.
  On November 11, 2019, Neptune announced that it has entered into a definitive agreement with International Flavors & Fragrances Inc. (NYSE: IFF) to co-develop hemp-derived CBD products for the mass retail and health & wellness markets. Under this strategic product development partnership, IFF will leverage its intellectual property (IP) for taste, scent, nutrition, and ingredients to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation IP to deliver high quality, full and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and home care markets. The initial launch will include a variety of topical products across the aromatherapy category, a market estimated at approximately $3 billion annually. Neptune will issue 2,000,000 warrants to IFF, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US $12.00 per share and with a 5-year expiration date.

"We have a strong opportunity in the consumer market, and in recent months I have been focused on developing our B2B and B2C strategy for the U.S. market. According to most estimates, the U.S. hemp-derived CBD market is expected to exceed US$20 billion at retail in the next five years. This market size is roughly three to four times larger than the expected size of the Canadian cannabis market and represents our largest opportunity today. The collaboration agreement with IFF and the American Media partnership will help raise the awareness of our CBD brand, Forest Remedies™. We expect to introduce our first consumer products at retail locations and online with rollout commencing in the first half of CY2020," stated Michael Cammarata, CEO of Neptune.

"We achieved a significant milestone in mid October when we completed our Phase II capacity expansion. This additional capacity will alleviate our constraints in the near-term and help accelerate the company's revenue growth in the cannabis segment. However, the start-up of our ethanol process has been longer than initially expected which has delayed the full ramp-up by one month to the end of December. With regards to our CO2 operations, we have been running seven days a week since the end of July and we are pleased with our yields and quality of extracts." Said Stephen Lijoi, VP Operations.

"I believe we have created a very solid foundation to grow our company with a well capitalized balance sheet. Moreover, we are at an inflection point in terms of profitability. The dynamics of the legal cannabis and hemp extraction markets remain favorable with a scarcity of biomass extraction capacity in both Canada and the U.S., which should lead to continued sustained demand for our extraction services. We expect our revenue growth to accelerate for the remainder of the FY2020 based on the strong demand witnessed for extraction services. Lastly, we have a comprehensive strategy based on geographic diversification, and a wide scope of value-added services, as well as unique and distinctive products," concluded Mr. Cammarata.

Financial Results

Total revenues reached $6,512 for the three-month ended September 30, 2019, down versus last year's revenues of $7,071. The majority of the revenues during the quarter were generated in the Nutraceutical segment. The decline in total revenues was attributable to timing of orders of our nutrition business.

For the three-month ended September 30, 2019, Adjusted EBITDA1 was a loss of $4,581 compared with a loss of $1,228 last year. The increased Adjusted EBITDA1 loss is due to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits at the corporate level. The decrease can also be explained by an increase in litigation legal fees and additional SG&A coming from SugarLeaf.

Neptune reported a net loss of $20,775 for the three-month ended September 30, 2019, an increase compared to a net loss of $3,050 last year. The increase in net loss is mainly attributable to an increase in stock-based compensation expense, depreciation and amortization and accretion expense recognized on contingent consideration as well as for the same reasons as stated in the Adjusted EBITDA1 section above.

Cash and cash equivalents were $24,399 as of September 30, 2019.  On November 6, 2019, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5 million to support the nutraceutical segment.

Management Update

This summer Neptune initiated a search process to hire a new CFO. This process is well underway and the Corporation's new CFO is expected to be announced in the coming months. Following the departure of Mario Paradis, Claudie Lauzon has been appointed interim CFO of the Company. Ms. Lauzon is the Corporate Controller of Neptune and has been employed by the Corporation for 10 years.

Official Launch of the Forest Remedies™ Brand

Our CBD consumer brand, Forest Remedies™, was acquired along with the purchase of SugarLeaf Labs. Initially, Forest Remedies™ was used to gain consumer insights on CBD finished product forms. Since its beginning in the fall of 2018, the brand has gained traction locally. The increasing demand for high quality hemp-derived products has led Neptune to recently rebrand Forest Remedies™ to appeal to a wider audience. Forest Remedies™ offers finished products such as tinctures, balms, massage oils, soft gels, and pet soothers. Additional products are currently in development. Forest Remedies™ products will continue to be available online (www.forestremedies.com) and could enter mass market retailers in calendar 2020. With innovation and a focus on quality, Neptune is confident in its ability to successfully grow the Forest Remedies™ brand. The company will deploy a marketing campaign and will be launching a new online platform in early calendar 2020.

Research and Development Initiatives

Neptune is undergoing and/or planning 10 research and clinical studies to further elucidate the benefits of its MaxSimil omega-3 licensed technology. Among the several initiatives underway is a clinical study that is a follow-up on a successful nonclinical study to determine if MaxSimil fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. In another study Neptune will try to establish if our proprietary formulation of MaxSimil fish oil and CBD can help with occasional anxiety from everyday life events. We also have an upcoming clinical study which will look at the use of our proprietary formulation of MaxSimil fish oil and CBD for workout recovery to determine if athletes will benefit from its use. This builds on the findings of our mitochondrial activity and inflammation resolution studies. We have increased our clinical activity because of the benefits we see in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Outlook

"We continue to see strong demand for extraction services in Canada. We have provided extraction services to five clients in Canada and expect to continue to diversify our client base in the coming months. While the ramp-up of our phase II ethanol extraction is slower than originally anticipated, once running at full capacity by the end of December, this custom-built specialized equipment should provide Neptune with low operational costs," said Stephen Lijoi, VP Operations at Neptune.

The construction of our Phase IIIa is ongoing and is being adapted to our customers' needs and changes in the Canadian Federal and Provincial regulatory requirements for Cannabis 2.0. This process is expected to be completed before fiscal year-end, subject to Health Canada approval. The expansion of our packaging capabilities is tracking as planned along with the installation of security measures for our warehouse to comply with Health Canada's requirements. We expect to send a license amendment to Health Canada for the certification of those areas early in calendar 2020.

The next few months will be very active at Neptune. We have several projects ongoing in Canada such as obtaining our organic certification, applying for our sales license and further down the road, seeking our EU GMP certification. These future catalysts should help the company accelerate its revenue growth in Canada.

Our U.S. operations are scaling up as planned and our facility in North Carolina should reach a processing capacity of 1,500,000 kg of biomass annually by the end of December, as expected. The recent changes implemented by the USDA are expected to increase the cultivation of hemp in the US and could translate into increased demand for biomass extraction in the coming years. The recent client wins are an endorsement of our ability to provide superior extraction services. Our talent pool continues to grow with the addition of key personnel such as a VP Sales – U.S. Region and a Head – Quality Assurance both of which should help support additional growth.

_______________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including nutraceutical, cannabis and CPG. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward-Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investor section of Neptune's website at neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Conference Call Details
Neptune will be holding a conference call on November 11, 2019, at 8:30 AM (EST) to discuss its second quarter results ended September 30, 2019.

Date:	Monday, November 11, 2019

Time:	8:30 AM Eastern Standard Time

Call:	1-888-231-8191 (Canada and U.S.)
1-647-427-7450 (International)

Conference ID:	8390812

Webcast:	A live webcast and presentation of the results can be accessed at: https://neptunecorp.com/investors/events

A replay of the call will be available for replay shortly after the call's completion, until December 11, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Three-month period ended September 30, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,149	1,220	143	6,512
Gross profit	1,596	(1,730)	143	9

R&D expenses, net of tax credits and grants	(75)	(466)		(541)
SG&A expenses	(1,131)	(1,727)		(2,858)
Segment income (loss) from operating activities before corporate expenses	390	(3,923)	143	(3,390)

Unallocated costs:
Corporate general and administrative expenses			(13,924)	(13,924)
Net finance costs			(3,488)	(3,488)
Income tax recovery			27	27
Net loss				(20,775)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	390	(3,923)
Add:
Depreciation and amortization	169	1,842
Stock-based compensation	125	341
Adjusted Segment EBITDA[1]	684	(1,740)

Adjusted EBITDA[1] reconciliation
Net loss				(20,775)
Add (deduct):
Depreciation and amortization				2,133
Net finance costs				3,488
Stock-based compensation				7,879
Litigation provisions				79
Acquisition costs				1,792
Severance and related costs				850
Income tax recovery				(27)
Adjusted EBITDA[1]				(4,581)

_______________________
[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Three-month period ended September 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,071	-		7,071
Gross profit	2,357	-		2,357

R&D expenses, net of tax credits and grants	(99)	(1,590)		(1,689)
SG&A expenses	(1,095)	(479)		(1,574)
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)		(906)

Unallocated costs:
Corporate general and administrative expenses			(1,915)	(1,915)
Net finance costs			(54)	(54)
Income tax expense			(175)	(175)
Net loss				(3,050)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)
Add:
Depreciation and amortization	188	495
Stock-based compensation	114	256
Adjusted Segment EBITDA[1]	1,465	(1,318)

Adjusted EBITDA[1] reconciliation
Net loss				(3,050)
Add (deduct):
Depreciation and amortization				734
Net finance costs				54
Stock-based compensation				859
Income tax expense				175
Adjusted EBITDA[1]				(1,228)
_______________________
[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Six-month period ended September 30, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	9,442	1,259	172	10,873
Gross profit	2,946	(3,822)	172	(704)

R&D expenses, net of tax credits and grants	(168)	(715)		(883)
SG&A expenses	(2,143)	(2,076)		(4,219)
Segment income (loss) from operating activities before corporate expenses	635	(6,613)	172	(5,806)

Unallocated costs:
Corporate general and administrative expenses			(17,892)	(17,892)
Net finance costs			(3,607)	(3,607)
Income tax recovery			78	78
Net loss				(27,227)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	635	(6,613)
Add:
Depreciation and amortization	336	2,636
Stock-based compensation	242	614
Adjusted Segment EBITDA[1]	1,213	(3,363)

Adjusted EBITDA[1] reconciliation
Net loss				(27,227)
Add (deduct):
Depreciation and amortization				3,216
Net finance costs				3,607
Stock-based compensation				8,736
Litigation provisions				160
Acquisition costs				2,159
Severance and related costs				1,263
Income tax recovery				(78)
Adjusted EBITDA[1]				(8,164)

Total assets	21,975	198,642	33,265	253,882
Cash, cash equivalents and short-term investment	492	245	23,662	24,399
Working capital[2]	6,334	(21,894)	19,177	3,617
_______________________
[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Six-month period ended September 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	12,240	–		12,240
Gross profit	3,851	–		3,851

R&D expenses, net of tax credits and grants	(186)	(3,179)		(3,365)
SG&A expenses	(2,183)	(976)		(3,159)
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)		(2,673)

Unallocated costs:
Corporate general and administrative expenses			(4,183)	(4,183)
Net finance costs			(202)	(202)
Income tax expense			(92)	(92)
Net loss				(7,150)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)
Add:
Depreciation and amortization	374	1,011
Stock-based compensation	244	524
Adjusted Segment EBITDA[1]	2,100	(2,620)

Adjusted EBITDA[1] reconciliation
Net loss				(7,150)
Add (deduct):
Depreciation and amortization				1,488
Net finance costs				202
Stock-based compensation				1,884
Income tax expense				92
Adjusted EBITDA[1]				(3,484)

Total assets	24,206	45,797	28,338	98,341
Cash, cash equivalents and short-term investments	2,394	–	18,070	20,464
Working capital[2]	3,172	(1,093)	17,126	19,205
_______________________
[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 11-NOV-19